SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549






                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934





                                 PHOENIX NETWORK, INC.
                                 ---------------------
                                   (Name of issuer)


                            COMMON STOCK, $0.001 PAR VALUE
                            ------------------------------
                            (Title of class of securities)


                                      718910 10 2
                                      -----------
                                    (CUSIP number)

                                     Mary R. Korby
                  100 Crescent Court, Suite 1300, Dallas, Texas 75201
                                 (214) 746-7864
                  ---------------------------------------------------
                     (Name, address and telephone number of person
                   authorized to receive notices and communications)


                                  October 20, 1995
               -------------------------------------------------------
                (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



Check the following box if a fee is being paid with this statement. [x]

(A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.








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--------------------------------------            -----------------------------
        CUSIP No. 718910 10 2             13D
--------------------------------------            -----------------------------

===============================================================================
1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MAX E. THORNHILL
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (A)


                                                                        (B)[X]


-------------------------------------------------------------------------------
3       SEC USE ONLY


-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

PF
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       1,159,000
                                -----------------------------------------------
                                 8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      0
            EACH                -----------------------------------------------
                                 9       SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                        1,159,000
                                -----------------------------------------------
            WITH                 10      SHARED DISPOSITIVE POWER

                                         0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,159,000
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES                                            [X]



-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.43
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
===============================================================================

ITEM 1.  SECURITY AND ISSUER

   (a)   Title of Class of Equity Security:

         Common Stock, par value $.001 per share (the "Common Stock")

   (b)   Name of Issuer and Address of Issuer's Principal Executive Offices:

         Phoenix Network, Inc. (the "Company")
         550 California Street
         San Francisco, California  94107

ITEM 2.  IDENTITY AND BACKGROUND

   (a)   Name:

         This statement is being filed pursuant to Section 13(g) of the Securities Exchange Act, as amended, and Rule 13d-1(a) promulgated thereunder by Max E. Thornhill (the "Filing Party").


   (b)   Business Address of Filing Party:

         Max E. Thornhill
         504 South Jackson Street
         Brookhaven, Mississippi 39601


   (c)   Max E. Thornhill is principally occupied as an investor.


   (d) During the last five years the Filing Party has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).


   (e) During the last five years the Filing Party has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Filing Party was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   (f)   Citizenship:

         The Filing Party is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Filing Party acquired his interest in the equity securities which are the subject of this statement with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         In connection with the private placement (the "Private Placement") by the Company of up to 1,200,000 shares of its Series F Preferred Stock and warrants to purchase up to 480,000 shares of Common Stock, the Filing Party purchased 172,500 shares of the Series F Preferred Stock of the Company, each of which shares is initially convertible (subject to customary antidilution provisions), at the discretion of the Filing Party, into four shares of Common Stock. The Filing Party also purchased in the Private Placement a warrant (the "Warrant") immediately exercisable for 69,000 shares of Common Stock (subject to customary antidilution provisions). The Filing Party purchased the Series F Preferred Stock and the Warrant pursuant to the Series F Preferred Stock and Warrant Purchase Agreement dated as of October 20, 1995 among the Company and the purchasers named therein.

         The Filing Party acquired his interest in the Series F Preferred Stock and the Warrant solely for investment purposes and not with the purpose nor the effect of changing or influencing the control of the issuer nor in connection with a transaction having such purpose or effect. Depending on market conditions and other factors, the Filing Party may from time to time acquire additional Common Stock or securities convertible or exchangeable for Common Stock for investment purposes or dispose of such securities. Notwithstanding the foregoing, pursuant to the Certificate of Designations for the Series F Preferred Stock offered in the Private Placement and the Stockholders Agreement described in Item 6, the Filing Party along with the other holders of the Series F Preferred Stock, the warrants offered in connection therewith and the Common Stock issued pursuant to such preferred stock and warrants (other than such Common Stock sold in a registered offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to Rule 144 under the Securities
         Act) have the right to elect up to two directors of the Company.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) After giving effect to the Private Placement and assuming the conversion of all the shares of the Series F Preferred Stock purchased by the Filing Party in the Private Placement and the full exercise of the Warrant, the Filing Party would beneficially own an aggregate of 1,159,000 shares or 7.43% of the Common Stock outstanding.

         In addition to the foregoing securities, the Max E. Thornhill and Bonnie P. Thornhill Foundation, Inc. (the "Thornhill Foundation"), a private charitable foundation, owns 50,000 shares of Series F Preferred Stock, which are convertible into an aggregate of 200,000 shares of Common Stock (subject to customary antidilution provisions), and a warrant exercisable for 20,000 shares of Common Stock (subject to customary antidilution provisions) (collectively, the "Foundation Securities"). The Filing Party is a director and the President and Treasurer of the Thornhill Foundation and in his capacity as an officer of the Thornhill Foundation may direct the vote and disposition of the Foundation Securities on behalf of the Thornhill Foundation. The Filing Party disclaims beneficial ownership of the Foundation Securities.

         (b) The Filing Party owns individually and has sole voting power and dispositive power with respect to 172,500 shares of Series F Preferred Stock convertible into 690,000 shares of Common Stock (subject to customary antidilution provisions) and a Warrant exercisable for 69,000 shares of Common Stock (subject to customary antidilution provisions). In addition, in his capacity as an officer of the Thornhill Foundation, the Filing Party may direct the voting or disposition of the Foundation Securities.

         (c) On October 20, 1995 in connection with the Private Placement, the Filing Party purchased for $10.00 per share 172,500 shares of the Series F Preferred Stock of the Company, which are convertible into an aggregate of 690,000 shares of Common Stock (subject to customary antidilution provisions) at a conversion price of $2.50 per share and purchased for $.01 per share a warrant exercisable for 69,000 shares of Common Stock (subject to customary antidilution provisions) with an exercise price of $2.00 per share. The Filing Party has not effected any other transactions in the Common Stock in the past 60 days. The Private Placement was effected in a transaction intended to comply with Rule 506 under the Securities Act of 1933, as amended.

         (d)  Not applicable.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Filing Party is a party to a Stockholders Agreement (the "Stockholders Agreement") between the Company and the holders of the Series F Preferred Stock pursuant to which the Filing Party and each other holder (collectively, the "Holders") of the Series
         F Preferred Stock, the warrants sold in connection therewith and the Common Stock issued upon conversion or exercise of the foregoing (other than Common Stock registered in a public offering under the Securities Act or pursuant to Rule 144 under the Securities Act) are bound to do all things in their respective power to cause certain persons designated pursuant to such stockholders agreement to be elected to the Board of Directors of the Company (the "Series F Directors"). Pursuant to such agreement, the Filing Party has been elected as a Series F Director and has been granted a proxy to vote the securities of the Holders with respect to the election of the Series F Directors, in accordance with the terms of the agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 7.1 Form of Series F Preferred Stock and Warrant Purchase Agreement dated as of October 20, 1995 among the Company and the purchasers named therein.

         Exhibit 7.2 Form of Stockholders Agreement dated as of October 20, 1995 among the Company and the holders named therein.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 20, 1995                             By:  /s/ Max E. Thornhill
----------------                                 ----------------------------
     Date                                             Max E. Thornhill

                               INDEX TO EXHIBITS


   Exhibit 7.1 Form of Series F Preferred Stock and Warrant Purchase Agreement dated as of October 20, 1995 among the Company and the purchasers named therein.

   Exhibit 7.2 Form of Stockholders Agreement dated as of October 20, 1995 among the Company and the holders named therein.